SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

     For the fiscal year ended November 1, 1998

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange
    Act of 1934 (No fee required)

    For the transition period from __________ to __________

                         Commission file number 0-15995

                       AMENDED AND RESTATED MICROAGE, INC.
                      RETIREMENT SAVINGS AND EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST
                (A. Full title of the plan and the address of the
             plan, if different from that of the issuer named below)


                                 MICROAGE, INC.
                             2400 South MicroAge Way
                              Tempe, Arizona 85282
              (B. Name of issuer of the securities held pursuant to
           the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

     The following financial statements and other information are furnished herein for the 401(k) portion of the Amended and Restated MicroAge, Inc. Retirement Savings and Employee Stock Ownership Plan and Trust:

     1. Audited Statement of Net Assets Available for Benefits at November 1, 1998 and November 2, 1997.

     2. Audited Statement of Changes in Net Assets Available for Benefits for the Plan Year ended November 1, 1998.

See the Index to Financial Statements.

See also the Exhibits.

                                 MICROAGE, INC.

              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                                 401(k) PORTION

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                      NOVEMBER 1, 1998 AND NOVEMBER 2, 1997

                                 MICROAGE, INC.

              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                                 401(k) PORTION

                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----

Report of Independent Accountants                                            1

Statement of Net Assets Available for Benefits                               2

Statement of Changes in Net Assets Available for Benefits                    3

Notes to Financial Statements                                                4

I.    Schedule of Investments at November 1, 1998                            9

II.   Statement of Net Assets Available for Benefits
      with Fund Information at November 1, 1998                              10

      Statement of Net Assets Available for Benefits
      with Fund Information at November 2, 1997                              11

III.  Statement of Changes in Net Assets Available for
      Benefits with Fund Information for the year
      ended November 1, 1998                                                 12

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants, Trustee and
Administrator of the MicroAge, Inc.
Retirement Savings and Employee Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MicroAge, Inc. Retirement Savings and Employee Stock Ownership Plan - 401(k) portion (the "Plan") at November 1, 1998 and November 2, 1997, and the changes in net assets available for benefits for the period from November 3, 1997 to November 1, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Further, the Fund Information presented in Schedules II and III is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I, II and III have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Phoenix, Arizona
April 26, 1999

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                 November 1,        November 2,
                                                   1998                1997
                                                -----------        -----------
Assets:
  Investments, at fair value
  (Cost: November 1, 1998 - $21,043,038
  November 2, 1997 - $12,612,906)
      MicroAge, Inc. common stock               $ 2,902,484        $ 3,764,508
      Mutual funds                               19,970,398         12,929,813
      Money market securities                       947,376            362,302
      Participant notes receivable                  163,388                 --
                                                -----------        -----------

                                                 23,983,646         17,056,623
                                                -----------        -----------
  Contributions receivable
      Employee                                       25,242            207,410
      Employer - MicroAge, Inc. common stock      1,043,620            684,147
                                                -----------        -----------

                                                  1,068,862            891,557
                                                -----------        -----------

Net assets available for benefits               $25,052,508        $17,948,180
                                                ===========        ===========



                     The accompanying notes are an integral
                      part of these financial statements.

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                    Year Ended
                                                                    November 1,
                                                                       1998
                                                                   ------------
Additions to net assets attributed to:

  Investment income
    Interest                                                       $     28,904
    Dividends                                                         1,490,980
    Net realized loss on investments                                   (328,698)
    Net change in unrealized appreciation/
     depreciation of investments                                       (628,251)
                                                                   ------------

                                                                        562,935
                                                                   ------------
  Contributions

    Employee                                                          9,012,909
    Employer                                                          1,043,620
                                                                   ------------

                                                                     10,056,529
                                                                   ------------

    Net additions                                                    10,619,464
                                                                   ------------
Deductions from net assets attributed to:

    Benefits paid to participants                                     3,506,208
    Loan principal repayments                                             8,928
                                                                   ------------

    Net deductions                                                    3,515,136
                                                                   ------------

Net increase                                                          7,104,328

Net assets available for benefits:

    Beginning of the year                                            17,948,180
                                                                   ------------
    End of the year                                                $ 25,052,508
                                                                   ============

                     The accompanying notes are an integral
                      part of these financial statements.

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the MicroAge, Inc. (the Company) Retirement Savings and Employee Stock Ownership Plan - 401(k) Portion (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan includes an employee stock ownership feature (the ESOT). The ESOT is funded solely by employer contributions; no employee contributions are permitted. Additionally, there is a separate ESOT trust under the Plan. ESOT assets will not be commingled with assets attributable to the 401(k) portion of the Retirement Savings and Employee Stock Ownership Plan. As of November 3, 1998, the ESOT feature was terminated. All the ESOT shares will remain in the Plan, with all participants becoming fully vested. The Plan also includes a non-qualified supplemental executive plan, whose assets are not commingled with those attributable to the 401(k) or ESOT.

The Plan is a defined contribution plan covering substantially all employees of the Company who have attained at least 21 years of age and are US citizens. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by the Company.

The Plan was established to be effective July 1988. Employees are eligible to join the Plan on the first day of the Plan quarter coincident with or following the date on which the employee satisfies all of the eligibility requirements.

The Plan year coincides with the Company's fiscal year which ends on the Sunday nearest October 31 in each calendar year.

If a participant is fully vested under the Plan, the participant may make an election to invest all or any portion of his Employer Matching Contribution account (consisting of Company stock) in any of the Plan's investment options. As of July 1, 1995, participants were no longer permitted to invest new funds into the Company Stock Fund.

Participants may elect to contribute 1% to 15% of their total eligible compensation as a pretax deferral in lieu of receiving such amounts as compensation. For each year in which the Plan is in effect, the Company may make a matching contribution with respect to a participant's elective deferrals in an amount to be determined at the sole discretion of the Company. The Company has historically matched 25% of a participant's contribution up to the first six percent of the participant's salary contributed to the Plan. The Company's total contribution for a Plan year shall not exceed the maximum amount deductible on account of the Company's contribution for its corresponding taxable year for federal income tax purposes. A Company matching contribution, if any, will be credited as of the last day of the Plan year to the accounts of those participants who are active participants on the last day of each Plan year.
Participants may change their allocations or elections the first day of each Plan quarter.

The  participant's  contributions  vest  immediately.   The  Company's  matching
contributions vest based on years of service as follows:

         Years of Service                        Vesting Percentage
         ----------------                        ------------------
         Less than 1                                     0%
         1 but less than 2                              20%
         2 but less than 3                              40%
         3 but less than 4                              60%
         4 but less than 5                              80%
         5 or more                                     100%

If a participant terminates before the Company's contribution is fully vested, the Company can use the forfeited portion to reduce the Company's contribution to the Plan for the Plan year in which forfeitures occur, or, if such forfeitures exceed the amount of contribution for the Plan year, such excess shall be treated as a contribution carryover and applied to reduce future contributions.

Plan assets are held in a single Trust Fund (the Trust Fund) managed by the Trustee. Each participant elects from several investment options how their contributions will be invested. The investment options and the number of participants under each option at November 1, 1998 were as follows:

                                                          Number of Participants
                                                          ----------------------
Company Stock Fund - this fund consists of
  one hundred percent (100%) of
  MicroAge, Inc. common stock.                                   1,246

EuroPacific Growth Fund - this fund consists of
  investments in common stocks of companies
  headquartered outside of the United States.                    1,678

Capital World Growth and Income Fund - this fund
  consists of investments in common stocks of the
  largest and oldest companies from around the world.            1,828

The Investment Company of America Fund - this fund
  consists of investments in common stock of
  domestic corporations.                                         2,320

The Income Fund of America - this fund consists of
  common stocks, bonds and money market securities.              1,549

The Bond Fund of America - this fund consists of
  bonds and other marketable debt securities.                      660

The Cash Management Trust of America - this fund
  consists of money market securities.                             394

The Participant Notes Fund                                          31

The Company's matching contributions, if any, can be made in cash or MicroAge, Inc. common stock. Cash contributions are invested according to each participant's investment election. Contributions of MicroAge, Inc. common stock remain invested in the Company Stock Fund unless the participant is fully vested under the plan. If a participant is fully vested under the plan, they may make an election to invest all or any portion of their employer matching contribution account in any of the Plan's investment options. For the year ended November 1, 1998, the Company contributed $1,043,620 in MicroAge, Inc.
common stock and made no cash contributions.

Loan  transactions  are treated as a transfer from (to) the  investment  fund to
(from) the Participant Notes Fund. Loan terms range from 1-5 years or up to 15 years for the acquisition or construction of a primary residence. Participant loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Advisory Committee. The interest rate for current loans outstanding is 10.5 percent. Principal and interest are paid ratably through semi-monthly payroll deductions.

The Plan provides for early withdrawal (prior to the participant obtaining age 59 1/2) under certain circumstances. However, the participant may be subject to tax penalties under the Internal Revenue Code of 1986, as amended (the Code) on early withdrawals.

The Plan may be amended at any time; however, no such amendment may adversely affect the rights of the participants in the Plan with respect to contributions made prior to the date of the amendment. Company matching contributions may be discontinued and participation by the Company in the Plan may be terminated at any time. Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will receive the full amount of Plan assets in his account.

Wells Fargo Bank Trust (Wells Fargo Bank) acts as trustee and investment manager of the Plan. The trustee maintains account records of individual participants and provides quarterly statements to participants.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The Plan prepares its financial statements using the accrual method of accounting. Income is recognized when earned and expenses are recorded when incurred.

The Plan's investments are presented at fair value. The fair value of the Company's common stock is based upon the last sales price as reported by the "NASDAQ"/National Market System, on the valuation date.

Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such purchases and sales may include brokerage commissions and taxes. These expenses, if any, are included in the cost of securities purchased and deducted from the proceeds of securities sold. The Plan paid no brokerage commissions during the year ended November 1, 1998. Realized gains or losses on security transactions are recorded as the difference between proceeds received and the revalued cost. Revalued cost represents the fair value of the security at the end of the prior year, or cost if acquired during the year. Interest income is recorded on the accrual basis as earned.

PARTICIPANT NOTES RECEIVABLE

A participant's investment funds are reduced and the Participant Notes Fund increased by the loan amount granted. Principal repayments reduce the Participant Notes Fund and are reinvested in accordance with the participant's instructions. Interest collected from participant loans is also reinvested in the participant's investment fund and is presented as part of interest and dividends.

CONTRIBUTIONS

The Company's contributions to participants are recognized on the accrual basis in the Plan year to which they relate.

BENEFIT PAYMENTS

Benefit payments are recorded when paid. In accordance with generally accepted accounting principles, obligations for distributions processed and approved for payment prior to the Plan's period-end were not accrued in the Plan's financial statements. The amount at November 1, 1998, and November 2, 1997 was $58,266 and $58,278, respectively.

ADMINISTRATIVE AND TRUSTEE EXPENSES

Expenses incurred to administer the Plan are paid directly by the Company.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of additions to and deductions from net assets during the reporting period. Actual results could differ from these estimates.

NOTE 3 - TAX STATUS OF THE PLAN

The Plan Administrator and Management of the Company believe that the Plan conforms with the requirements of ERISA. The Internal Revenue Service has determined and informed the Company by a letter dated May 28, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no application has been made for an updated determination letter.

NOTE 4 - INVESTMENTS

The following table presents the market value of investments that represent five percent or more of the Plan's net assets:

Description of investment                  November 1, 1998     November 2, 1997
-------------------------                  ----------------     ----------------

Company Stock Fund
   MicroAge, Inc. common stock                  $2,902,484         $3,764,508

EuroPacific Growth Fund
   Foreign common stocks                         4,356,420          3,253,024

Capital World Growth and Income Fund
   Global common stocks                          4,200,076          2,700,135

The Investment Company of America Fund
   Common stocks                                 7,336,369          4,120,677

The Income Fund of America
   Common stocks, bonds
   and money market securities                   3,319,807          2,247,898

NOTE 5 - RELATED PARTY TRANSACTIONS

The Trustee invests in the Company's common stock in accordance with the provisions of the Plan's Company Stock Fund. The Trustee acquires the Company's common stock by purchase on the open market.

The following is a summary of transactions in the Company's common stock:

                                                   Year ended       Year ended
                                                   November 1,      November 2,
Description                                           1998             1997
-----------                                        -----------      -----------

Cost of shares purchased                            $179,618          $2,174
Number of shares purchased                            12,893             126
Average per share cost purchased                    $  13.93          $17.25

NOTE 6 - NET REALIZED LOSSES ON INVESTMENTS

The net realized losses for the year ended November 1, 1998 are as follows:

                                                                        Net
                                                      Revalued        Realized
                                      Proceeds          Cost           Losses
                                     ----------      ----------      ---------

MicroAge, Inc. common stock          $  657,931      $  977,235      $(319,304)
Mutual funds                          2,663,086       2,672,480         (9,394)
                                     ----------      ----------      ---------
                                     $3,321,017      $3,649,715      $(328,698)
                                     ==========      ==========      =========

NOTE 7 - CHANGE IN UNREALIZED APPRECIATION

                                        Unrealized Appreciation/Depreciation
                                     -----------------------------------------
                                     November 1,     November 2,
                                        1998            1997           Change
                                     ----------      ----------      ---------

MicroAge, Inc. common stock          $1,641,283      $2,379,799      $(738,516)
Mutual funds                          2,547,842       2,437,577        110,265
                                     ----------      ----------      ---------
                                     $4,189,125      $4,817,376      $(628,251)
                                     ==========      ==========      =========

The closing price for MicroAge, Inc. common stock was $14.25 and $22.00 per share on November 1, 1998 and November 2, 1997, respectively. On April 26, 1999, the closing price for the common stock was $5.88 per share.

                                                                      SCHEDULE I
                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                             SCHEDULE OF INVESTMENTS
                               AT NOVEMBER 1, 1998

   Number
     of
shares/units     Description of Investment                Cost          Market
------------     -------------------------            -----------    -----------

              COMPANY STOCK FUND
 203,683         MicroAge, Inc.  common stock         $ 2,010,212    $ 2,902,484
      34         Money market securities                       34             34

              EUROPACIFIC GROWTH FUND
 160,102         Foreign common stocks                  4,036,189      4,356,420
  67,497         Money market securities                   67,497         67,497

              CAPITAL WORLD GROWTH AND INCOME FUND
 161,788         Global common stocks                   3,756,871      4,200,076
  92,790         Money market securities                   92,790         92,790

              THE INVESTMENT COMPANY OF AMERICA FUND
 238,346         Common stocks                          6,236,406      7,336,369
 149,541         Money market securities                  149,541        149,541

              THE INCOME FUND OF AMERICA
 186,294         Common stocks and bonds                3,126,946      3,319,807
  68,105         Money market securities                   68,105         68,105

              THE BOND FUND OF AMERICA
  56,420         Marketable debt securities               765,650        757,726
  13,662         Money market securities                   13,662         13,662

              THE CASH MANAGEMENT TRUST OF AMERICA
 555,747         Money market securities                  555,747        555,747

              THE PARTICIPANT NOTES FUND
 163,388         Participant notes receivable             163,388        163,388
                                                      -----------    -----------
              Total investments at November 1, 1998   $21,043,038    $23,983,646
                                                      ===========    ===========

MICROAGE, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
401(k) PORTION
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS                      SCHEDULE II
WITH FUND INFORMATION                                              (PAGE 1 OF 2)
AT NOVEMBER 1, 1998


                                                                   Participant Directed
                                       ------------------------------------------------------------------
                                         The Cash                      Capital    Investment
                                        Management    EuroPacific   World Growth  Company of     Income
                                         Trust of       Growth       and Income    America       Fund of
                                         America         Fund           Fund         Fund        America
                                       -----------    -----------    ----------   ----------   ----------
Assets:
  Investments at fair value
     MicroAge, Inc. common stock       $        --    $        --    $       --   $       --   $       --
     Mutual funds                               --      4,356,420     4,200,076    7,336,369    3,319,807
     Money market securities               555,747         67,497        92,790      149,541       68,105
     Participant notes receivable               --             --            --           --           --
                                       -----------    -----------    ----------   ----------   ----------

                                           555,747      4,423,917     4,292,866    7,485,910    3,387,912
                                       -----------    -----------    ----------   ----------   ----------
  Contributions receivable
     Employee                               19,341             69         1,741        3,402          689
     Employer                                   --             --            --           --           --
                                       -----------    -----------    ----------   ----------   ----------
                                            19,341             69         1,741        3,402          689
                                       -----------    -----------    ----------   ----------   ----------

Interfund transfers to be executed (1)     (29,097)       (98,759)      (66,106)      68,778       25,830
                                       -----------    -----------    ----------   ----------   ----------


Net assets availible for benefits      $   545,991    $ 4,325,227    $4,228,501   $7,558,090   $3,414,431
                                       ===========    ===========    ==========   ==========   ==========



                                                                        Non-participant
                                              Participant Directed         Directed
                                       -------------------------------    -----------

                                       The Bond  Participant   Company      Company
                                        Fund of     Notes       Stock        Stock
                                        America     Fund        Fund         Fund          TOTAL
                                       --------   --------   ----------   -----------   -----------
Assets:
  Investments at fair value
     MicroAge, Inc. common stock       $     --   $     --   $  939,210   $ 1,963,274   $ 2,902,484
     Mutual funds                       757,726         --           --            --    19,970,398
     Money market securities             13,662         --           --            34       947,376
     Participant notes receivable            --    163,388           --            --       163,388
                                       --------   --------   ----------   -----------   -----------

                                        771,388    163,388      939,210     1,963,308    23,983,646
                                       --------   --------   ----------   -----------   -----------
  Contributions receivable
     Employee                                --         --           --            --        25,242
     Employer                                --         --           --     1,043,620     1,043,620
                                       --------   --------   ----------   -----------   -----------
                                             --         --           --     1,043,620     1,068,862
                                       --------   --------   ----------   -----------   -----------

Interfund transfers to be executed (1)   75,868     21,005        2,481            --            --
                                       --------   --------   ----------   -----------   -----------


Net assets availible for benefits      $847,256   $184,393   $  941,691   $ 3,006,928   $25,052,508
                                       ========   ========   ==========   ===========   ===========

(1) These interfund transfers represent participant transfer requests received prior to the end of the period that were executed subsequent to the end of the period

MICROAGE, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
401(k) PORTION
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS                      SCHEDULE II
WITH FUND INFORMATION AT NOVEMBER 2, 1997                          (PAGE 2 OF 2)

                                                                   Participant Directed
                                       ------------------------------------------------------------------
                                         The Cash                      Capital    Investment
                                        Management    EuroPacific   World Growth  Company of     Income
                                         Trust of       Growth       and Income    America       Fund of
                                         America         Fund           Fund         Fund        America
                                       -----------    -----------    ----------   ----------   -----------
Assets:
 Investments at fair value
  MicroAge, Inc. common stock          $        --    $       --    $       --    $       --    $       --
  Mutual funds                                  --     3,253,024     2,700,135     4,120,677     2,247,898
  Money market securities                  362,302            --            --            --            --
                                       -----------    ----------    ----------    ----------    ----------

                                           362,302     3,253,024     2,700,135     4,120,677     2,247,898
                                       -----------    ----------    ----------    ----------    ----------
 Contributions receivable
  Employee                                   5,543        47,532        46,319        66,142        33,884
  Employer                                      --            --            --            --            --
                                       -----------    ----------    ----------    ----------    ----------
                                             5,543        47,532        46,319        66,142        33,884
                                       -----------    ----------    ----------    ----------    ----------

 Interfund transfers to be executed(1)      (4,697)        8,064        52,308        80,124         2,023
                                       -----------    ----------    ----------    ----------    ----------

 Net assets available for benefits     $   363,148    $3,308,620    $2,798,762    $4,266,943    $2,283,805
                                       ===========    ==========    ==========    ==========    ==========



                                                                   Non-participant
                                         Participant Directed         Directed
                                       -------------------------    -----------

                                          The Bond      Company        Company
                                          Fund of        Stock          Stock
                                          America        Fund           Fund           TOTAL
                                        -----------   ----------     -----------    -----------
Assets:
 Investments at fair value
  MicroAge, Inc. common stock           $        --    $1,460,156   $  2,304,352    $ 3,764,508
  Mutual funds                              608,079            --             --     12,929,813
  Money market securities                        --            --             --        362,302
                                        -----------    ----------   ------------    -----------

                                            608,079     1,460,156      2,304,352     17,056,623
                                        -----------    ----------   ------------    -----------
 Contributions receivable
  Employee                                    7,990            --             --        207,410
  Employer                                       --            --        684,147        684,147
                                        -----------    ----------   ------------    -----------
                                              7,990            --        684,147        891,557
                                        -----------    ----------   ------------    -----------

 Interfund transfers to be executed(1)      (37,593)           --       (100,229)            --
                                        -----------    ----------   ------------    -----------

 Net assets available for benefits      $   578,476    $1,460,156   $  2,888,270    $17,948,180
                                        ===========    ==========   ============    ===========

(1) These interfund transfers represent participant transfer requests received prior to the end of the period that were executed subsequent to the end of the period

MICROAGE, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
401(k) PORTION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS          SCHEDULE III
WITH FUND INFORMATION FOR THE YEAR ENDED NOVEMBER 1, 1998          (PAGE 1 OF 1)



                                                                     Participant Directed
                                               ------------------------------------------------------------------
                                                 The Cash                      Capital    Investment
                                                Management    EuroPacific   World Growth  Company of     Income
                                                 Trust of       Growth       and Income    America       Fund of
                                                 America         Fund           Fund         Fund        America
                                               -----------    -----------    ----------   ----------   ----------
Additions to net assets attributed to:
  Investment income
    Interest                                 $    23,216    $       843    $       983    $    1,612   $       752
    Dividends                                         56        279,393        296,195       553,065       311,342
    Net realized gain (loss) on sales of
     investment                                       --          2,551         (1,118)        4,976       (13,886)
    Net change in unrealized appreciation/
     depreciation of investments                      --         (9,285)        27,121       224,660      (102,026)
                                             -----------    -----------    -----------    ----------   -----------
                                                  23,272        273,502        323,181       784,313       196,182
                                             -----------    -----------    -----------    ----------   -----------
  Contributions
    Employee                                     493,660      1,592,127      1,848,452     3,275,957     1,475,270
    Employer                                          --             --             --            --            --
                                             -----------    -----------    -----------    ----------   -----------
                                                 493,660      1,592,127      1,848,452     3,275,957     1,475,270
                                             -----------    -----------    -----------    ----------   -----------
  Net Additions (Deductions)                     516,932      1,865,629      2,171,633     4,060,270     1,671,452
                                             -----------    -----------    -----------    ----------   -----------
Deductions from net assets attributed to:
    Benefits paid to participants                324,958        542,531        666,870       930,749       522,456
    Loan principal repayments                         --             --             --            --            --
                                             -----------    -----------    -----------    ----------   -----------
                                                 324,958        542,531        666,870       930,749       522,456
                                             -----------    -----------    -----------    ----------   -----------
Net increase (decrease) prior to
 interfund transfers                             191,974      1,323,098      1,504,763     3,129,521     1,148,996

Interfund transfers                               (9,131)      (306,491)       (75,024)      161,626       (18,370)
                                             -----------    -----------    -----------    ----------   -----------
        Net increase (decrease)                  182,843      1,016,607      1,429,739     3,291,147     1,130,626

Net assets available for benefits
    Beginning of period                          363,148      3,308,620      2,798,762     4,266,943     2,283,805
                                             -----------    -----------    -----------    ----------   -----------
    End of period                            $   545,991    $ 4,325,227    $ 4,228,501    $7,558,090   $ 3,414,431
                                             ===========    ===========    ===========    ==========   ===========


                                                                                       Non-participant
                                                    Participant Directed                  Directed
                                             ------------------------------------      ---------------
                                              The Bond    Participant      Company         Company
                                               Fund of       Notes          Stock           Stock
                                               America       Fund           Fund            Fund            TOTAL
                                             ---------    -----------    -----------    ------------    ------------
Additions to net assets attributed to:
  Investment income
    Interest                                 $     225    $        --    $        --    $      1,273    $     28,904
    Dividends                                   50,929             --             --              --       1,490,980
    Net realized gain (loss) on sales of
     investment                                 (1,918)            --        (89,405)       (229,898)       (328,698)
    Net change in unrealized appreciation/
     depreciation of investments               (30,205)            --       (321,231)       (417,285)       (628,251)
                                             ---------    -----------    -----------    ------------    ------------
                                                19,031             --       (410,636)       (645,910)        562,935
                                             ---------    -----------    -----------    ------------    ------------
  Contributions
    Employee                                   327,443             --             --              --       9,012,909
    Employer                                        --             --             --       1,043,620       1,043,620
                                             ---------    -----------    -----------    ------------    ------------
                                               327,443             --             --       1,043,620      10,056,529
                                             ---------    -----------    -----------    ------------    ------------
  Net Additions (Deductions)                   346,474             --       (410,636)        397,710      10,619,464
                                             ---------    -----------    -----------    ------------    ------------
Deductions from net assets attributed to:
    Benefits paid to participants              160,353             --         79,239         279,052       3,506,208
    Loan principal repayments                       --          8,928             --              --           8,928
                                             ---------    -----------    -----------    ------------    ------------
                                               160,353          8,928         79,239         279,052       3,515,136
                                             ---------    -----------    -----------    ------------    ------------
Net increase (decrease) prior to
  interfund transfers                          186,121         (8,928)      (489,875)        118,658       7,104,328

Interfund transfers                             82,659        193,321        (28,590)             --              --
                                             ---------    -----------    -----------    ------------    ------------
        Net increase (decrease)                268,780        184,393       (518,465)        118,658       7,104,328

Net assets available for benefits
    Beginning of period                        578,476             --      1,460,156       2,888,270      17,948,180
                                             ---------    -----------    -----------    ------------    ------------
    End of period                            $ 847,256    $   184,393    $   941,691    $  3,006,928    $ 25,052,508
                                             =========    ===========    ===========    ============    ============

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             AMENDED AND RESTATED MICROAGE, INC.
                             RETIREMENT SAVINGS AND EMPLOYEE STOCK
                             OWNERSHIP PLAN AND TRUST
                                        (Name of Plan)

                             "EMPLOYER" - MicroAge, Inc., a Delaware Corporation


                             By: /s/ Jeffrey D. McKeever
                                --------------------------------------
                                      (Signature)
                             Title: Chairman of the Board and
                                    Chief Executive Officer

                             "TRUSTEE" - WELLS FARGO


                             By: /s/ Laura J. Cox
                                --------------------------------------
                                    (Signature)
                             Title: Assistant Vice President


Date: April 30, 1999

                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION                         PAGE NO.*
-----------                        -----------                         ---------

  4.1 Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K for fiscal year ended October 30, 1994)

 4.1.1 First Amendment dated May 10, 1995 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended April 30, 1995)

 4.1.2 Second Amendment dated March 14, 1996 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-Q for the quarter ended July 28, 1996)

 4.1.3 Third Amendment dated November 4, 1996 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.22.3 to the Annual Report on Form 10-K for fiscal year ended November 3, 1996)

                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION                         PAGE NO.*
-----------                        -----------                         ---------

 4.1.4 Fourth Amendment dated December 4, 1996 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit
            10.22.4 to the Annual Report on Form 10-K for fiscal year ended November 3, 1996)

 4.1.5 Fifth Amendment dated January 31, 1997 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended February 2, 1997)

 4.1.6 Sixth Amendment dated August 1, 1997 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended August 3, 1997)

 4.1.7 Seventh Amendment dated April 2, 1998 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended May 3, 1998)

                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION                         PAGE NO.*
-----------                        -----------                         ---------

  4.1.8 Eighth Amendment dated April 2, 1998 to the Amended and Restated MicroAge, Inc. Retirement Savings and Employees Stock Ownership Plan and Trust Agreement (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended May 3, 1998)

  23        Consent of Independent Accountants





* Included only in manually signed original.